SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                      TO

COMMISSION FILE NUMBER 0-12345

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

STILLWATER MINING COMPANY

BARGAINING UNIT 401(K) PLAN

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

STILLWATER MINING COMPANY

536 East Pike Avenue

P.O. Box 1330

Columbus, MT 59019

REQUIRED INFORMATION

1.	Financial statements filed as a part of this annual report: Stillwater Mining Company Bargaining Unit 401(k) Plan - Financial Statements as of December 31, 2014 and 2013, and for the Year Ended December 31, 2014 (with Report of Independent Registered Public Accounting Firm), including the Statements of Net Assets Available For Benefits as of December 31, 2014 and 2013, the Statement of Changes in Net Assets Available For Benefits for the Year Ended December 31, 2014, and the Notes to Financial Statements, together with supplemental Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014.

2.	Exhibits filed as part of this annual report: Exhibit 23.1 – Consent of Tanner LLC, Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

STILLWATER MINING COMPANY BARGAINING UNIT 401(K) PLAN

June 29, 2015	/s/ Kristen Koss
Date	Kristen Koss
Vice President, Human Resources

STILLWATER MINING COMPANY

BARGAINING UNIT 401(K) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2014 AND 2013

AND FOR THE YEAR ENDED DECEMBER 31, 2014

STILLWATER MINING COMPANY BARGAINING UNIT 401(K) PLAN

*	Other supplemental schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the

Stillwater Mining Company Bargaining Unit 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Stillwater Mining Company Bargaining Unit 401(k) Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Management of the Plan has determined that the Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Tanner LLC

Salt Lake City, Utah

June 29, 2015

1

STILLWATER MINING COMPANY BARGAINING UNIT 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS
Investments at fair value (see Note 3):
Mutual funds and guaranteed interest account	$103,846,611	$93,318,521
Stillwater Mining Company common stock	34,879,071	—
Unitized Stillwater Mining Company common stock fund	—	29,734,282
Non-interest bearing cash	—	8,000

Total investments	138,725,682	123,060,803

Receivables:
Notes receivable from participants	7,474,797	7,365,255
Accrued interest on notes receivable from participants	11,382	18,702
Employer contributions	802,069	802,219
Participant contributions and loan repayments	267,078	267,712
Other	—	9,918

Total receivables	8,555,326	8,463,806

Total assets	147,281,008	131,524,609

LIABILITIES
Accounts and other payables	—	23,478

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	147,281,008	131,501,131

Adjustment from fair value to contract value for fully benefit-responsive guaranteed interest account	—	(3,005,851)

NET ASSETS AVAILABLE FOR BENEFITS	$147,281,008	$128,495,280

See accompanying notes to financial statements.	2

STILLWATER MINING COMPANY BARGAINING UNIT 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2014

ADDITIONS
Investment Income
Net appreciation in fair value of investments (see Note 3)	$12,997,107
Interest and dividends	2,128,999

Total investment income, net	15,126,106

Interest Income on Notes Receivable from Participants	392,089

Contributions
Employer contributions of Employer securities	7,318,715
Participant contributions	10,049,030
Participant rollovers	74,110

Total contributions	17,441,855

Total additions, net	32,960,050

DEDUCTIONS
Distributions and withdrawals	13,632,193
Administrative expenses and other	45,119

Total deductions	13,677,312

Net increase before net transfers to other Company plan	19,282,738

NET TRANSFERS TO OTHER COMPANY PLAN (see Note 1)	(497,010)

Net increase in net assets available for benefits	18,785,728

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of the year	128,495,280

End of the year	$147,281,008

See accompanying notes to financial statements.	3

STILLWATER MINING COMPANY BARGAINING UNIT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 and 2013

NOTE 1 – DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Plan

On October 1, 1996, Stillwater Mining Company (the “Company” or “Employer”) established the Stillwater Mining Company Bargaining Unit 401(k) Plan (the “Plan”) for union employees. The following description of the Plan provides general information only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, covering all union employees of the Company, as defined in the Plan document, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was most recently restated effective December 1, 2014. An employee is eligible to participate in the Plan at the beginning of the month following the employee’s date of hire. The Plan is intended to be a qualified retirement plan under the Internal Revenue Code (“IRC”).

Plan and Trust Administration

The administration of the Plan is the responsibility of the Company. The assets of the Plan were maintained in a trust fund that is administered under a trust agreement with State Street Bank and Trust Company. Effective December 1, 2014, the assets of the Plan are maintained in a trust fund administered under a trust agreement with Prudential Bank and Trust Company, FSB.

Contributions

Each participant has the option to make pre-tax “elective deferral contributions” to the Plan of not less than 1% nor more than 60% of eligible compensation, as defined by the Plan document not to exceed the IRC limits. Contributions are limited by the IRC, which established a maximum contribution of $17,500 ($23,000 for participants age 50 and older) for the year ended December 31, 2014. The Company contributes an amount equal to 100% of each participant’s elective deferral contribution, up to 8% of the participant’s compensation, for the contribution period. Employer matching contributions may be made in Company common stock or cash. During 2014, all Employer matching contributions were made in the form of common stock, except for $669,048, which was paid through the application of forfeitures into the interest bearing cash portion of the unitized Stillwater Mining Company common stock fund. Each participant also has the option to make after-tax contributions to the Plan of not less than 1% no more than 10% of eligible compensation.

Participants may be permitted to rollover into the Plan, all or a portion of any amount which they are entitled to receive as a distribution from a prior plan or certain Individual Retirement Accounts (“IRA”).

The Company may make annual discretionary profit sharing contributions during each Plan year. Profit sharing contributions are allocated to participants based on the ratio of each participant’s eligible compensation to the total compensation paid to all eligible participants for the Plan year. There was no discretionary contribution made during the year ended December 31, 2014.

During 2014, certain participants age 50 and over made catch-up contributions totaling $39,396.

Participant Accounts

Each participant’s account is adjusted for the participant’s contributions and allocations of (a) the Company’s matching contribution, (b) Plan earnings and losses, (c) discretionary contributions by the Company, if any, and (d) an allocation of administrative expenses. Allocations of Plan earnings and losses are based on individual participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

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STILLWATER MINING COMPANY BARGAINING UNIT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 and 2013

Investment Options

Upon enrollment in the Plan, a participant directs contributions to any investment option offered. Participants may change their investment options and make transfers between investment options daily.

Vesting

Participants are at all times fully vested in their voluntary contributions plus net actual earnings thereon. Vesting in Employer contributions is based on years of continuous service. Participants become 100 percent cliff vested after three years of service.

Notes Receivable from Participants

Participants may borrow from their fund accounts the lesser of: (a) $50,000 (reduced by the excess, if any, of the highest outstanding balance of loans during the one year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date the loan is made); or (b) 50% of the participant’s vested balance. The notes receivable are secured by the balance in the participant’s account and bear interest at rates that range from 5.25% to 10.25%. Interest rates are comparable to the rate charged by commercial lenders in the geographical area for similar loans on the origination date. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Upon termination, retirement, or death, participants (or their beneficiaries) may elect to receive an amount equal to the vested value of their account in either a lump-sum amount or in installments determined by the participants or their beneficiaries. Vested accounts for terminated employees which do not exceed $5,000, but are greater than $1,000, are automatically rolled over into an IRA. Accounts which are $1,000 or less are automatically distributed in a lump-sum.

Forfeitures

Forfeitures of terminated participants’ non-vested accounts are retained in the Plan and used to pay administrative expenses and reduce future Company matching contributions. As of December 31, 2014 and 2013, forfeited non-vested accounts totaled $148,556 and $401,583, respectively. During 2014, $394,602 of Employer matching contributions were forfeited by employees who terminated before those amounts became vested. Net earnings related to forfeited funds in 2014 totaled $24,795. The Plan used $3,376 of forfeitures to pay administrative expenses in 2014. The amount of forfeitures used to reduce Employer matching contributions in 2014 totaled $669,048.

Plan to Plan Transfers

The Company also sponsors the Stillwater Mining Company 401(k) Plan, which covers non-union employees of the Company (as defined by the Plan document). Transfers to and from this Plan occur when the union membership status of an employee changes. There was a net transfer from the Plan of $497,010 for the year ended December 31, 2014.

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STILLWATER MINING COMPANY BARGAINING UNIT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 and 2013

Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements have been prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles (“US GAAP”).

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic No. 962, Plan Accounting – Defined Contribution Plans, requires the Plan to report investment contracts at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Therefore, the Statements of Net Assets Available for Benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

As of December 31, 2014 and 2013, approximately 25% and 24% of total Plan investments, respectively, were held in Company common stock. This investment is exposed to market risk from changes in the fair value of such shares.

Investment Valuation and Income Recognition

The Plan’s investments in mutual funds and common stock are stated at fair value based on the quoted market value or quoted share price at the end of the year (see Note 7). Plan investments in blended investment funds are valued based on the quoted market values of the underlying investments at the end of the Plan year, except for the guaranteed interest account included in the blended investment funds, which is valued as described below. The fair value of the guaranteed interest account was calculated by Massachusetts Mutual Life Insurance Company (“MassMutual”), a party-in-interest to the Plan (see Note 5). The market value was determined by taking the contract value (contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses) and multiplying it by a liquidation factor that is derived from certain indexes adjusted by MassMutual for duration and interest rate practices used by MassMutual for the Retirement Services segment of the general investment account. The fair value of the guaranteed income fund is calculated by Prudential Retirement Insurance and Annuity Company (PRIAC), a party-in-interest to the Plan (see Note 5). The market value approximates contract value (contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses). Purchases and sales of investments are recorded on a trade date basis.

In determining the reasonableness of the valuation methodology, Plan management evaluates the liquidation factor used to calculate the fair value based on the observable and unobservable inputs provided by MassMutual.

(Continued on next page)	6

STILLWATER MINING COMPANY BARGAINING UNIT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 and 2013

Dividends are recorded as of the ex-dividend date. Interest income is recorded on the accrual basis. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) of those investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest, and are secured by the participants’ account balances. Interest income is recognized over the terms of the notes at the rate specified in the loan documents. Fees related to notes receivable from participants are recorded as administrative expenses when they are incurred. If a participant defaults, the carrying amount of the note receivable from the participant is eliminated and a benefit payment is recorded at the time the participant has a distributable event. Notes receivable mature between January 2015 and November 2024. As of December 31, 2014 and 2013, notes receivable from participants were $7,474,797 and $7,365,255, respectively.

Expenses of the Plan

The Company may pay expenses incurred in the administration of the Plan at its discretion. A portion of the expenses are paid with forfeitures, although some expenses, including but not limited to audit and legal fees and other administrative costs, may be paid by the Company.

Payment of Benefits

Benefits are recorded when paid by the Plan.

Subsequent Events

The Plan has evaluated events occurring subsequent to December 31, 2014 and through June 29, 2015 (the date the financial statements were available to be issued).

NOTE 2 – INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 2014 and 2013, the Plan held a guaranteed interest account (separately, and as part of blended investment funds), which was a fully benefit-responsive investment contract with MassMutual. MassMutual maintained the contributions in a general account. The guaranteed interest account was valued at contract value which represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants were able to ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed interest account issuer was contractually obligated to repay the principal and interest at a specified rate that was guaranteed to the Plan.

As described in Note 1, because the guaranteed interest account was fully benefit-responsive, contract value was the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed interest account. The guaranteed interest account was presented on the face of the Statements of Net Assets Available for Benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits for the year ended December 31, 2013.

There were no reserves against contract value for credit risk of the contract issuer or otherwise as of December 31, 2013. The crediting interest rate was based on a formula agreed upon with the issuer, but it may not be less than 3.00%. Such interest rates are reviewed on a semi-annual basis for resetting. The crediting interest rate was 3.00% as of December 31, 2013.

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STILLWATER MINING COMPANY BARGAINING UNIT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 and 2013

The Plan terminated the guaranteed interest account on November 28, 2014 and paid out all outstanding funds at a market value premium of 108.75%.

Average Yields	2014	2013
Based on actual earnings	11.53%	2.66%
Based on interest rate credited to participants	2.71%	2.66%

Effective December 1, 2014, the Plan entered into a guaranteed income fund, which is a fully benefit-responsive investment contract with PRIAC. PRIAC maintained the contributions in a general account. The guaranteed interest account is valued at contract value which represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed interest account issuer is contractually obligated to repay the principal and interest at a specified rate that is guaranteed to the Plan.

As described in Note 1, because the guaranteed income fund is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed income fund. For the year ended December 31, 2014, contract value equals fair value for the guaranteed income fund, therefore there is no an adjustment from fair value to contract value shown on the face of the Statements of Nets Assets Available for Benefits.

There were no reserves against contract value for credit risk of the contract issuer or otherwise as of December 31, 2014. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 1.50%. The crediting interest rate was 1.95% as of December 31, 2014.

Average Yields	2014
Based on actual earnings	1.95%
Based on interest rate credited to participants	1.95%

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STILLWATER MINING COMPANY BARGAINING UNIT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 and 2013

NOTE 3 – INVESTMENTS

The following presents the fair values of investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2014		2013
Stillwater Mining Company Unitized Common Stock Fund:
Stillwater Mining Company Common Stock	$—		$28,390,206
Interest Bearing Cash	—		1,344,076

	—		29,734,282

Stillwater Mining Company Common Stock	34,879,071		—

Mutual Funds:*
Select PIMCO Total Return Fund		**	10,894,619
MM S&P 500 Index Fund (Nrthrn Tr)		**	10,684,231
Vanguard Institutional Index Fund	13,380,059			**
T. Rowe Price New Amer Gr Fd		**	8,914,365
Invesco Comstock Fund	8,613,120		8,107,330
Lord Abbett Developing Gr Fund		**	7,995,469
Prudential Total Return Bond Q	12,349,867			**
American Century Dis Growth I	9,585,422			**
Other Mutual Funds less than 5% of the Plan’s net assets	27,675,521		20,525,151

	71,603,989		67,121,165

Guaranteed Income Fund*	32,242,622		—

Guaranteed Interest Account*	—		26,197,356

Other investments less than 5% of the Plan’s net assets	—		8,000

	$138,725,682		$123,060,803

*	Includes amounts held in the Blended Funds.
**	Investment did not exceed 5% of net assets available for benefits for the year presented.

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Common stock	$7,080,740
Mutual funds	3,314,230
Guaranteed Income Account	2,602,137

$12,997,107

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STILLWATER MINING COMPANY BARGAINING UNIT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 and 2013

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their Employer contributions.

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS

MassMutual Retirement Services, the record keeper of the Plan thru November 2014, is a division of MassMutual. Certain Plan investments were units of a guaranteed interest account where participant contributions are invested in an investment contract maintained by MassMutual (see Note 2). These transactions qualified as exempt party-in-interest transactions.

Prudential Retirement, the record keeper of the Plan effective December 1, 2014, is a division of Prudential Financial. The operations of Prudential Retirement are conducted principally through PRIAC, a wholly owned subsidiary of Prudential Financial. PRIAC issues the guaranteed contracts. Certain plan investments were units of a guaranteed income fund where participant contributions are invested in an investment contract maintained by PRIAC (see Note 2). These transactions qualified as exempt party-in-interest transactions.

The Company made matching contributions in Company common stock of $7,318,715 (477,379 shares) during the year ended December 31, 2014. As of December 31, 2013, the Plan held $28,390,206 (2,300,664 shares) of common stock, and $1,344,076 of interest bearing cash, in a unitized Company stock fund. In December 2014 the Plan switched from unitized stock accounting to share accounting. As of December 31, 2014, the Plan held $34,879,071 (2,366,287 shares) of Company common stock.

As of December 31, 2014 and 2013, the Plan had Employer contributions receivable of $802,069 and $802,219, respectively.

As of December 31, 2014 and 2013, the Plan held notes receivable from participants totaling $7,474,797 and $7,365,255, respectively. Interest income on these loans was $392,089 for 2014. Accrued interest receivable totaled $11,382 and $18,702 as of December 31, 2014 and 2013, respectively.

NOTE 6 - TAX STATUS

The Internal Revenue Service (“IRS”) issued a determination letter dated March 31, 2008 stating that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the period covered by the determination letter. However, due to the minimal changes in the design of the Plan through subsequent amendments, the Plan Administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been recorded in the accompanying financial statements.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

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STILLWATER MINING COMPANY BARGAINING UNIT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 and 2013

NOTE 7 – FAIR VALUE MEASUREMENTS

The Plan applies the provisions of Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, for all financial assets and liabilities and any other assets and liabilities that are recognized or disclosed at fair value on a recurring basis.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants and also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy distinguishes among three levels of inputs that may be utilized when measuring fair value: Level 1 inputs (using quoted prices in active markets for identical assets or liabilities), Level 2 inputs (using external inputs other than Level 1 prices such as quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability) and Level 3 inputs (unobservable inputs supported by little or no market activity and based on internal assumptions used to measure assets and liabilities). The classification of each financial asset or liability within the above hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The table below categorizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2014.

	Level 1	Level 2	Level 3	TOTALS
Mutual Funds*
Value Funds	$10,527,427	$—	$—	$10,527,427
Fixed Income	14,287,657	—	—	14,287,657
Blend	21,760,472	—	—	21,760,472
Growth Funds	18,972,703	—	—	18,972,703
Emerging Markets	4,531,520	—	—	4,531,520
Specialty Funds	1,524,210	—	—	1,524,210
Common Stock	34,879,071	—	—	34,879,071
Guaranteed Income Fund*	—	32,242,622	—	32,242,622

TOTALS	$106,483,060	$32,242,622	$—	$138,725,682

The table below categorizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2013.

	Level 1	Level 2	Level 3	TOTALS
Interest Bearing Cash	$1,344,076	$—	$—	$1,344,076
Mutual Funds*
Value Funds	9,669,684	—	—	9,669,684
Index/Total Return Funds	25,803,857	—	—	25,803,857
Growth Funds	12,043,510	—	—	12,043,510
International Funds	5,733,938	—	—	5,733,938
Specialty Funds	13,870,176	—	—	13,870,176
Common Stock	28,390,206	—	—	28,390,206
Guaranteed Interest Account*	—	—	26,197,356	26,197,356
Non-Interest Bearing Cash	8,000	—	—	8,000

TOTALS	$96,863,447	$—	$26,197,356	$123,060,803

*	Includes amounts held in the Blended Funds.

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STILLWATER MINING COMPANY BARGAINING UNIT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 and 2013

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2014.

Level 3 Investments

Guaranteed Interest Account**
Balance, January 1, 2014	$26,197,356
Unrealized depreciation	(403,714)
Transfer in/out, loan interest, loan transfers	(2,979,934)
Interest Income	743,544
Purchases	19,424,878
Sales	(42,982,130)

Balance, December 31, 2014	$—

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

**	Includes amounts of the Guaranteed Interest Account held in the Blended Funds.

This contract was terminated during 2014.

Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements

The fair value of the Guaranteed Interest Account (GIA) is determined by taking the contract value and multiplying it by a Liquidation Factor. The Liquidation Factor is a valuation formula for a serial bond that:

•	repays its original principal in ‘r’ level annual installments

•	pays interest annually at the rate of ‘j’ on the outstanding principal

•	is valued to yield at rate ‘i’

		December 31, 2013

r =	The number of years to maturity of a serial bond whose duration is equal to that of the assets underlying the GIA Agreement.	9.67 Years

j =	The experience rate for the contract. It is the weighted average of the investment year interest rates for pension account funds. The weighting reflects the distribution of Contract funds to the various investment years.	3.70%

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STILLWATER MINING COMPANY BARGAINING UNIT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 and 2013

		December 31, 2013
i =	The assumed new money rate. This rate is the Barclays Capital U.S. Aggregate Index (excluding treasuries) Yield Average as of the last business day of the latest calendar month for which such yield has been published prior to the date as of which the fair value is being determined, adjusted by MassMutual to cause the duration of the index to be equal to that of the assets underlying the GIA Agreement, reduced according to MassMutual dividend interest rate practices for determining ‘j’ rates being used by MassMutual for the Retirement Services segment of the general investment account.	As of November 2013 1.16%

a =	The present value of an immediate annuity of $1 per year for ‘r’ years, with interest at the rate ‘i’. The value ‘a’ can be calculated by the following: a = {1 - [1 / ( 1 + i ) ] ^ r } / i	$9.10

The Liquidate Factor is derived from the following formula:

	Liquidation Factor = ( a/r ) + { [ 1 - ( a/r )] x ( j/i ) }	112.96%

NOTE 8 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2014	2013
Net Assets Available for Benefits per the Financial Statements	$147,281,008	$128,495,280
Deemed Distributions of Participant Loans	(39,529)	—

Net Assets Available for Benefits per the Form 5500	$147,241,479	$128,495,280

The following is a reconciliation of the net increase in net assets available per benefits per the financial statements to the Form 5500 for the year ended December 31, 2014:

Increase in Net Assets Available for Benefits per the Financial Statements	$18,785,728
Deemed Distributions of Participant Loans	(39,529)

Increase in Net Assets Available for Benefits per the Form 5500	$18,746,199

13

STILLWATER MINING COMPANY BARGAINING UNIT 401(K) PLAN

E.I.N. 81-0480654 PLAN NO. 002

SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	American Beacon Intl Eq Index Inst	Mutual Fund	N/A	$241,466
	Lord Abbett Developing Growth I	Mutual Fund	N/A	5,422,659
	Vanguard Institutional Index I	Mutual Fund	N/A	5,400,510
	Dodge & Cox International Stock	Mutual Fund	N/A	3,713,521
	Target Small Capitalization Value T	Mutual Fund	N/A	686,938
	Prudential Total Return Bond Q	Mutual Fund	N/A	5,002,921
	Oppenheimer Developing Markets I	Mutual Fund	N/A	3,446,195
	Invesco Comstock R6	Mutual Fund	N/A	6,921,984
	Vanguard Total Bond Market Index Adm	Mutual Fund	N/A	591,132
	Vanguard Midcap Index Adm	Mutual Fund	N/A	1,651,127
	American Beacon Mid Cap Value Instl	Mutual Fund	N/A	593,419
	American Century Disciplined Growth I	Mutual Fund	N/A	7,908,136
	AB Discovery Growth Z	Mutual Fund	N/A	3,332,393
	Vanguard Small Cap Index Admin	Mutual Fund	N/A	580,478

				45,492,879

	Stillwater Moderate Blend:
	Vanguard Institutional Index I	Mutual Fund	N/A	2,842,877
	American Century Disciplined Growth I	Mutual Fund	N/A	605,321
	Invesco Comstock R6	Mutual Fund	N/A	610,267
	Lord Abbett Developing Growth I	Mutual Fund	N/A	207,281
	Target Small Capitalization Value T	Mutual Fund	N/A	207,856
	Dodge & Cox International Stock	Mutual Fund	N/A	681,736
	Oppenheimer Developing Markets I	Mutual Fund	N/A	290,675
*	Prudential Total Return Bond Q	Mutual Fund	N/A	3,679,724
	Loomis Sayles Strategic Income Y	Mutual Fund	N/A	505,205
	Oppenheimer Real Estate Y	Mutual Fund	N/A	519,282

				10,150,224

	Stillwater Aggressive Blend:
	Vanguard Institutional Index I	Mutual Fund	N/A	3,099,415
	American Century Disciplined Growth I	Mutual Fund	N/A	648,342
	Invesco Comstock R6	Mutual Fund	N/A	653,646
	Lord Abbett Developing Growth I	Mutual Fund	N/A	249,814
	Target Small Capitalization Value T	Mutual Fund	N/A	250,505
	Dodge & Cox International Stock	Mutual Fund	N/A	938,474
	Oppenheimer Developing Markets I	Mutual Fund	N/A	544,482
*	Prudential Total Return Bond Q	Mutual Fund	N/A	656,934
	Loomis Sayles Strategic Income Y	Mutual Fund	N/A	486,992
	Oppenheimer Real Estate Y	Mutual Fund	N/A	584,291

				8,112,895

See Report of Independent Registered Public Accounting Firm
(Continued on next page)	14

STILLWATER MINING COMPANY BARGAINING UNIT 401(K) PLAN

E.I.N. 81-0480654 PLAN NO. 002

SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Stillwater Moderate Aggressive Blend:
	Vanguard Institutional Index I	Mutual Fund	N/A	$1,562,552
	American Century Disciplined Growth I	Mutual Fund	N/A	310,499
	Invesco Comstock R6	Mutual Fund	N/A	313,196
	Lord Abbett Developing Growth I	Mutual Fund	N/A	136,715
	Target Small Capitalization Value T	Mutual Fund	N/A	137,073
	Dodge & Cox International Stock	Mutual Fund	N/A	428,640
	Oppenheimer Developing Markets I	Mutual Fund	N/A	213,276
*	Prudential Total Return Bond Q	Mutual Fund	N/A	897,392
	Loomis Sayles Strategic Income Y	Mutual Fund	N/A	221,960
	Oppenheimer Real Estate Y	Mutual Fund	N/A	228,156

				4,449,459

	Stillwater Conservative Blend:
*	Guaranteed Income Fund	Insurance Contract	N/A	274,476
	Vanguard Institutional Index I	Mutual Fund	N/A	145,784
	American Century Disciplined Growth I	Mutual Fund	N/A	36,230
	Invesco Comstock R6	Mutual Fund	N/A	36,494
	Lord Abbett Developing Growth I	Mutual Fund	N/A	18,661
	Target Small Capitalization Value T	Mutual Fund	N/A	18,705
	Dodge & Cox International Stock	Mutual Fund	N/A	52,230
*	Prudential Total Return Bond Q	Mutual Fund	N/A	1,119,538
	Loomis Sayles Strategic Income Y	Mutual Fund	N/A	36,244
	Oppenheimer Real Estate Y	Mutual Fund	N/A	93,465

				1,831,827

	Stillwater Moderate Conservative Blend:
*	Guaranteed Income Fund	Insurance Contract	N/A	97,104
	Vanguard Institutional Index I	Mutual Fund	N/A	328,921
	American Century Disciplined Growth I	Mutual Fund	N/A	76,894
	Invesco Comstock R6	Mutual Fund	N/A	77,533
	Lord Abbett Developing Growth I	Mutual Fund	N/A	19,758
	Target Small Capitalization Value T	Mutual Fund	N/A	19,811
	Dodge & Cox International Stock	Mutual Fund	N/A	92,741
	Oppenheimer Developing Markets I	Mutual Fund	N/A	36,892
*	Prudential Total Return Bond Q	Mutual Fund	N/A	993,358
	Loomis Sayles Strategic Income Y	Mutual Fund	N/A	96,257
	Oppenheimer Real Estate Y	Mutual Fund	N/A	99,016

				1,938,285

See Report of Independent Registered Public Accounting Firm
(Continued on next page)	15

STILLWATER MINING COMPANY BARGAINING UNIT 401(K) PLAN

E.I.N. 81-0480654 PLAN NO. 002

SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value

*	Stillwater Mining Company	Common Stock	N/A	$34,879,071

*	Notes Receivable from Participants	Interest rates from 5.25% to 10.25%	—	7,435,268

*	Guaranteed Income Fund (at contract value)	Insurance Contract	N/A	31,871,042

				$146,160,950

*	Party-in-interest to the Plan
N/A	Cost omitted for participant-directed accounts

Note: Amounts for column (d) are not required as the investments are participant directed.

See Report of Independent Registered Public Accounting Firm

16

STILLWATER MINING COMPANY BARGAINING UNIT 401(K) PLAN

EXHIBIT INDEX

Exhibit	Document

23.1	Consent of Tanner LLC, Independent Registered Public Accounting Firm